UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Relevant fact filed with the Spanish Securities Commission on 02/06/2012.
The exhibit of this relevant fact was incorrectly omitted from Banco Bilbao
Vizcaya Argentaria, S.A.'s current report on Form 6-K furnished to the SEC on
01/10/2012

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the securities markets regulations, communicates the following:

RELEVANT FACT

According to the Bank of Spain Circular 4/2004 (rule number 30) and to the
International Accounting Standard 36, BBVA Group carries out an annual evaluation of the goodwills held within the Group, through the corresponding impairment tests.

Taking into account available data and latest forecasted profits, the outcome of the aforementioned test at December 31, 2011, shows a potential negative adjustment in the Goodwill for the Group investment in the USA. Even though during 2011 there has been a positive evolution of profits and activity in this
Unit, compared to the previous year, the latest forecasted economic growth for
USA and the impact of the new regulatory framework in the financial industry have slowed down the forecasted growth in future profits.

The estimated impact in the financial statements due the Goodwill adjustment for this Unit is approximately 1,000 million Euros on a net basis. This impact will be reflected in the 2011 financial statements for BBVA Group, which will be submitted to the Board of Directors in order to prepare annual accounts.

However, this adjustment has no effect in future cash flow, and therefore will not affect the liquidity of BBVA Group. Additionally, it has a positive impact in the core capital of the Group, which will be increased in approximately 400 million Euros due to the tax accounting of the Goodwill.

This adjustment will not modify the planned dividend payments of the Group.

  Madrid, January 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 01/10/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative